Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

May 14, 2018

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Stellus Capital Investment Corporation –

Registration Statement on Form N-2

Dear Sir or Madam:

On behalf of Stellus Capital Investment Corporation (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form N-2 (the “Registration Statement”). The Registration Statement relates to the shelf offering of the Company’s securities under Rule 415 of the Securities Act.

The Company respectfully asks that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Registration Statement as declared effective on April 3, 2017 (the “Prior Registration Statement”), except for (i) revisions reflecting material developments to the Company since the effective date of the Prior Registration Statement and (ii) the updating of financial information and certain other data.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact the undersigned at (202) 383-0845 or Adam Park at (202) 383-0937.

Sincerely,

/s/ Stephani M. Hildebrandt____________
Stephani M. Hildebrandt

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